Exhibit 14.1

Code of Conduct

of

Garmin Ltd.

&

Subsidiaries

Our Goal

To create leading-edge navigation and communication devices that can enrich our customers' lives through the worldwide collaborative efforts of our colleagues.

Our Mindset

Innovation:  Constant Pursuit of Innovation

We surround ourselves with creative minds and passionate spirits.  We continually invest in innovation through the worldwide collaborative efforts of our colleagues.  Innovation drives our success now and in the future.

Performance: Commitment to Performance Excellence

We commit to high performance and take personal ownership for the success of our company.  We work together to continually adapt and improve our products.

Customer Dedication:  Embrace our Customers' Lifestyles

We are dedicated to serving our customers and design our products with the customer in mind.  Our associates are in the air, on the water, in the woods, behind the wheel and on the run designing solutions for our customers.

Integrity: Highest Standards of Integrity

We strive to conduct all of our business dealings with uncompromising integrity and professionalism.  We make and keep our commitments, admit our mistakes and learn from our experiences.

Respect & Teamwork: Respect Each Other, Work as a Team

We work as a team with respect and trust for each other.  We openly and freely share ideas and look for opportunities to help all team members grow.  We recognize and reward accomplishments.  We strive to extend our team spirit to our communities worldwide.

Message from our Chairman and CEO

Dear Colleagues:

At Garmin, we strive to do things right, and more importantly, to do them in the right way.  Our success depends on you – the people who innovate our new products and commit to growing our business responsibly.

Garmin’s values must shine through in our interactions with customers, business partners and the public.  This Code of Conduct is an extension of Garmin's core values and the foundation for our business.  It reflects our commitment to conducting business ethically, complying with laws and promoting a work environment based on mutual trust and respect.

Garmin's future is bright and we believe this Code provides information, education and resources to help us make good business decisions and to act with integrity.  The Code's common standard of conduct is intended to unite our worldwide team and allow us to continue developing innovative products, finding creative solutions and providing value to our customers.

Thank you for your support of the Code and for the spirit of integrity that guides everything you do to support our company.

Sincerely,
/s/ Min Kao
Dr. Min Kao
Chairman and Chief Executive Officer

Message from Chief Compliance Officer

Dear Colleagues:

As Garmin's Chief Compliance Officer, it is my job to help you comply with applicable laws and regulations as you do your work.

This Code of Conduct is designed to cover common ethics issues, but it does not answer every possible ethics question.  Sometimes we need to talk through a situation to determine the proper solution.  When such situations arise, please contact your supervisor.  For times when you don’t feel comfortable using that method, you may contact the Compliance Hotline, a phone- and web-based reporting system that is managed by an independent company called  EthicsPoint. The toll-free telephone numbers and the Internet address for the Compliance Hotline are listed on page 26 of this Code of Conduct. You may choose to remain anonymous when contacting the Compliance Hotline. You can use the Compliance Hotline to report any misconduct that you observe, or gain clarity on whether or not something is cause for concern.    In addition, you may also contact me directly at any time if you have questions or concerns about compliance with this Code or the company's standards for integrity and ethics.

Our Board of Directors, Chief Executive Officer and executive team are committed to conducting business ethically and complying with all laws and regulations governing our work.  It is your responsibility to support our company in this commitment.

Sincerely,
/s/Andrew R. Etkind
Andrew R. Etkind
Vice President and General Counsel, Chief Compliance Officer

Table of Contents

Garmin Code of Conduct	7

Your Personal Commitment	8

Be Honest, Fair and Trustworthy	8

Working with Customers, Suppliers and Others	8
Gifts and Entertainment	9
Accurate Books and Records	10
Open Communications	10
Obtaining Competitive Information	11

Follow the Letter and Spirit of the Law	11

Fair Competition and Antitrust	11
Bribery, Anti-Corruption and Sensitive Payments	12
Import and Export Compliance	13
Insider Trading	14
Intellectual Property	14
Environmental Matters	15
Privacy	15
Public Disclosure of Information	15

Treat All Members of the Garmin Team Fairly	16

Openness, Honesty and Respect	16
Diversity	16
Equal Employment Opportunities	16
Anti-Harassment	16
Safety and Health	17

U.S. Federal Government Mandatory Disclosure Requirements	19

Avoid All Conflicts of Interest	19

Competing or Doing Business with Garmin	20
Improper Personal Benefits	20

Protect Garmin's Assets and Reputation	21

Use and Protection of Funds and Property	21
Maintaining Proprietary Information	21
Representing Garmin	22
Records Retention	22

Cooperation with Investigations	23

Asking Questions and Raising Concerns	23

Duty to Report Possible Violation	23
How to Seek Guidance and Report Concerns	23
Non-Retaliation Policy and Whistleblower Protections	24

What Happens When an Integrity Concern is Raised	24

Penalties for Violations	24

Waivers	25

Conclusion	25

Appendix: Which Law Applies?	25

Index of Contact information	26

Annual Certification	27

Garmin Code of Conduct

Garmin was built on the cornerstones of innovation, integrity and professionalism.  Our future success requires each of our associates to understand and demonstrate these core values:

•	Be honest, fair and trustworthy in all your Garmin activities and relationships

•	Follow the letter and spirit of the law

•	Treat all members of the Garmin team fairly and respectfully

•	Avoid all conflicts of interest and act in the best interest of Garmin

•	Protect Garmin's assets and reputation

Q:  One of my colleagues is continually late for meetings, both internal and external.  Is this acceptable?

A:  No, it is not professional or respectful to be habitually late for meetings.  It may reflect poorly on Garmin’s reputation in external meetings and may give the impression internally that the associate is untrustworthy and not respectful of others.

Q:  I received the final version of a contract with a Garmin supplier and noticed a mistake.  The error is favorable to Garmin, but not consistent with our oral agreement.  What should I do?

A:  In many cases, more than one Garmin associate is involved in contract negotiations. First, talk with other members of the Garmin negotiating team to confirm that your understanding of the oral agreement is correct.  If so, call the mistake to the attention of the Garmin supplier and ask that the contract be changed to reflect the actual agreement of the parties.  We must treat others in a fair and professional manner to maintain their confidence and trust in Garmin.

Your Personal Commitment

Since Garmin was founded in 1989, we have worked hard to uphold the highest ethical standards when conducting Garmin-related business.  You will be asked to acknowledge your awareness that every Garmin associate must follow this Code and to affirm your willingness to follow this Code.

Be Honest, Fair and Trustworthy

The first element of this Code is to conduct business in an honest, fair and trustworthy manner.  As a Garmin associate, you must:

•	Treat customers, suppliers and others in a fair and respectful manner in order to maintain their confidence and trust in Garmin

•	Maintain complete and accurate financial and other books and records

•	Establish and maintain clear, honest and open communications

Working with Customers, Suppliers and Others

Garmin’s success depends on our ability to maintain the confidence, respect and trust of Garmin's customers, suppliers, partners, shareholders and others.  We are committed to acting professionally with integrity, being responsive and accountable, investing in new product development and remaining a leader in our field.

To attract and retain customers, Garmin associates must understand and try to anticipate their needs.  We satisfy customer needs, such as providing quality and reliable products and superior service, in a legal and ethical manner:

•	When listening and responding to customer requests and questions, act in a professional, respectful and empathetic manner

•	Be accurate, consistent and flexible when responding to customers – treat others as you want to be treated

•	Follow through and keep commitments to customers when resolving a customer’s complaint and work to prevent a recurrence

We deal with all suppliers and business partners professionally, ethically and fairly.  We strive to avoid both impropriety and the appearance of impropriety by conducting Garmin business in good faith and resolving disputes quickly and equitably, when possible.  In our purchasing decisions, negotiations, contract development and contract administration, we comply with applicable laws and regulations and we expect our business partners to do likewise.

Garmin’s suppliers and business partners also must adhere to the highest standards of ethical behavior and regulatory compliance.  We expect our suppliers to provide high-quality services and products, maintain flexibility and cost-effectiveness and to act with the best interests of Garmin in mind.  We do not accept kickbacks, bribes or other incentives in return for conducting business with our suppliers.

Gifts and Entertainment

Gift-giving practices vary around the world.  Gifts are typically given to create goodwill.  In some parts of the world, declining a gift may insult the giver.  On the other hand, accepting a gift may create a conflict of interest or the appearance of impropriety.  To avoid conflicts of interest, we do not (1) solicit gifts from any customer, supplier, business partner or other person doing business with Garmin, (2) accept high-value gifts unless and until you have consulted with Garmin’s Chief Operating Officer and Legal Department and they have reviewed the situation and determined that the gift is appropriate, or (3) give or accept – under any circumstances – payments, loans, kickbacks, special privileges or services to current or potential customers, suppliers or strategic partners.

If we believe we must decline a gift or favor, we politely explain that Garmin policy prohibits us from accepting it.  We keep in mind that in parts of the world where gift-giving is common practice and not accepting a gift could reflect badly on Garmin, it may be appropriate to accept the gift, so long as doing so would not violate any laws and would not influence our judgment or in any way discredit Garmin.

Except when working with government employees, we may accept reasonable meals or other reasonably priced forms of entertainment from third parties as a courtesy extended during the normal course of business.  Associates who work with government employees are responsible for knowing and following the local rules and regulations regarding government employee buyer-and seller relationships.

Q:  After working on a long and difficult project for a Garmin customer, the customer offered me a very expensive gold watch to thank me for my assistance.  May I accept this gift?

A:  No.  Garmin associates must consider the value of a gift when deciding whether to accept it.  An expensive gold watch typically costs thousands of dollars and would create the appearance of impropriety, as well as possibly impact the associate’s judgment in the performance of his or her Garmin duties.

Q:  A bicycle racing team that Garmin sponsors just sent me a high-end bicycle to thank me for putting in significant amounts of extra time and hard work on marketing for the race.  May I accept the gift of a bicycle?

A:  No.  A high-end bicycle typically costs one thousand dollars or more. Accepting such a gift would create the appearance of impropriety and possibly impact your judgment in the performance of your Garmin duties.  You should return the bicycle to the donor with a polite explanation that Garmin policy prohibits you from accepting the gift.

Accurate Books and Records

Garmin’s business decisions are shaped by its financial and business records.  We must maintain accurate and complete company records.  Transactions between Garmin and outside individuals and organizations must be promptly and accurately entered in our books in accordance with generally accepted accounting practices and principles.  If you have questions about a record or you become aware of records that may be inaccurate or incomplete, you should report the situation immediately to your supervisor.  Garmin does not support or tolerate misrepresenting facts or falsifying records under any circumstances.

Garmin’s independent and internal auditors help ensure that the ways in which we conduct business and keep records are consistent with relevant accounting standards.  All Garmin associates must cooperate with the company’s auditors.

Open Communication

As a public company, we apply standards of full, fair, accurate, understandable and timely disclosure in reports filed with or submitted to the Securities and Exchange Commission and in all other public communications.  We establish and maintain clear, open and honest communications, building our relationships on trust, respect and mutual understanding.  We are accountable and responsive to our customers, colleagues and business partners.  Our advertising, sale and marketing materials are truthful, accurate and free from false claims.

Q:  An outside service provider offered me tickets to the Super Bowl game.  May I accept the tickets?

A:  Garmin has serious concerns about high-value gifts because they may be viewed by others as an attempt to influence your business decisions.  Before accepting any high-value gift, you must consult with Garmin’s Chief Operating Officer and Legal Department so they can review the situation and determine whether the activity is appropriate.

Obtaining Competitive Information

At Garmin, we must keep up with developments in our industry, including obtaining information about our competitors and their products.  We obtain information about our competitors and their products only through honest, ethical and legal methods.

Follow the Letter and Spirit of the Law

We are a global company and must comply with the laws of many countries.  Each of us is responsible for knowing and following all applicable laws and regulations.  We are also responsible for preventing, detecting and reporting violations of laws and regulations to Garmin’s Legal Department.

We must comply not only with the letter of the law, but also with the spirit.  If this Code or Garmin guidelines differ from local laws and regulations, we always follow the higher standard.  If you believe any part of this Code conflicts with local law, you should consult Garmin’s Legal Department. Typical legal matters relating to Garmin business include:

Fair Competition and Antitrust

Because Garmin is a global business, we are subject to laws and regulations designed to promote fair competition and encourage ethical and legal behavior among competitors.  Antitrust laws and fair competition laws generally prohibit any activity that restrains free trade and limits competition.  We conduct Garmin business in accordance with these laws.  Violating antitrust laws could result in substantial criminal penalties for both Garmin and the individual involved.

In all countries where Garmin conducts business, we are committed to competing vigorously but fairly for suppliers and customers.  To avoid possible antitrust violations, we must not:

•	Disclose to any competitor the cost of Garmin products, any term that affects Garmin's product costs or prices or the levels of Garmin’s production;

•	Agree with any dealer or distributor on the prices at which they resell our products;

•	Allocate or divide markets or customers with competitors;

•	Agree to boycott another business; or

•	Require inappropriate conditions on purchases or sales of Garmin products.

If you have questions about fair competition or antitrust matters, contact Garmin’s Legal Department.

Q:  One of our dealers in France wants to talk with other dealers about unit prices and has asked for my help.  Can I help introduce the dealers so they can talk?

A:  No.  Discussions among dealers could lead to charges of price fixing, which is a violation of competitive laws.  Always seek legal advice from Garmin's Legal Department regarding any situations about product pricing or other potentially anti-competitive matters.

Q:  A customer has asked me to certify that one of our Garmin products was not manufactured in Israel.  How should I respond?

A:  Providing this type of certification would violate the U.S. anti-boycott regulations.  You should not respond to any boycott-related requests without first contacting the Garmin Legal Department for guidance.

Q:  I am a Garmin associate but do not work in the United States.  In my country, it is customary to pay government officials to obtain business.  May I follow the custom of my country?

A:  No.  Even though it is an accepted way of doing business in your country, payments to government officials may well violate the U.S. Foreign Corrupt Practices Act.  You should consult Garmin’s Legal Department.

Bribery, Anti-Corruption and Sensitive Payments

Garmin complies with the anti-corruption laws of the countries in which it does business, including the United States Foreign Corrupt Practices Act (FCPA).  These bribery and anti-corruption laws are intended to prevent companies and individuals from gaining an unfair advantage through bribes, kickbacks and other corrupt activities.  We must never offer or accept bribes, kickbacks or other illegal payments.  We will not participate in or facilitate any type of corrupt activities.

When choosing contractors, consultants or other business partners, we must never engage a third party who or which may attempt to offer a bribe or kickback to conduct Garmin business.  Neither Garmin nor any of its agents, partners or representatives will make any improper direct or indirect payments or promises of payment to foreign government officials.  When working with governments, consult with Garmin’s Legal Department to be certain you understand any special rules that may apply.

Import and Export Compliance

Garmin is a global business, with relationships in most of the world’s countries.  The laws governing imports and exports differ in every country.  These laws and regulations cover more than just physical shipments.  They also apply to electronic transfers of technical data, software and technology, as well as the provision of services over the Internet.  In some cases, Garmin may need to obtain an export license or other governmental approval before it may ship or transfer an item.

Garmin must comply with import and export regulations and requirements when engaging in international trade.  We must be aware of import and export regulations and requirements, especially if we are involved in those aspects of Garmin’s business.  In addition to obvious importing examples such as importing parts or products into the United States or another country, some importing situations are very subtle.  For example, the shipment of marketing samples or the calculation of product intercompany prices for sales of Garmin products in another country may have import implications.

A failure to comply with the law - even an inadvertent failure - can result in significant fines, penalties, imprisonment and/or a loss of import or export privileges, as well as customs scrutiny and delays.

Q:  I was talking with my sister and mentioned that I had an upcoming business trip to France for Garmin’s acquisition of Company A.  Is that acceptable under the Code?

A:  No.  If Company A is publicly traded and Garmin’s proposed acquisition has not been announced, if your sister buys or sells Company A stock based on your tip, you both could be charged with insider trading.

Q:  A dealer asked me to ship Garmin products to another country.  I have not shipped Garmin products to that country before.  What should I do?

A:  It is important for Garmin employees involved in international trade to be aware of applicable laws and regulations for different countries.  In many cases, the law requires an export license or other governmental approvals before an item may be shipped or transferred.  Violations, even inadvertent ones, could result in significant fines and penalties, denied export licenses, loss of export privileges or customs delays.  You should seek advice from Garmin's Legal Department before making the shipment.

Insider Trading

When doing business for Garmin or in discussions with Garmin’s customers, vendors or business partners, we may become aware of material non-public information about Garmin or the other organization.  Many countries have insider trading laws that prohibit or restrict securities trading and other activities by a person who has material, non-public information.  Information is deemed “material” if there is a substantial likelihood that a reasonable investor would consider it important when deciding whether to buy, sell or hold the company’s securities.

If we have material, non-public information about Garmin or another company, we must not:

•	Trade in the stock of the company while in possession of the information;

•	Use the information for our personal advantage or the personal advantage of others; or

•	Share the information with others who may buy or sell securities because of the material, non-public information (also known as “tipping”).

Because of the severe penalties associated with “insider trading” and “tipping,” contact Garmin’s Legal Department before buying or selling public securities in these situations.  Garmin also has guidelines and policies to help us comply with securities law requirements.  Please refer to the Insider Trading Policy included in Garmin’s Associate Handbook for more details.

Intellectual Property

Garmin’s intellectual property rights are critical to the protection of its product innovations and ideas.  We comply with the intellectual property laws that govern the rights to protect our own and others’ trademarks, copyrights, trade secrets, patents and other forms of intellectual property.

We do not transmit, copy or reproduce protected intellectual property (such as artwork,  music, videos, photos and software) unless we have a valid authorization or license.  We do not ask or encourage others to use or disclose confidential or proprietary information unless they are authorized to do so by the owner of the information.

We use Garmin’s confidential information (and that of others) only for business purposes.  We disclose the information only to those who need to know it in the course of their employment with Garmin.  Even if we leave our jobs at Garmin, we must continue to protect the confidential information of Garmin (or, if applicable, another party) and not use it to the detriment of Garmin or such third party or disclose it to third parties without authorization.

Environmental Matters

Garmin strives to reduce the environmental impact of its products and manufacturing technologies.  We have a responsibility to understand and follow environmental laws, standards, requirements and policies that apply to our worldwide business operations and products.

Garmin also expects its suppliers and other business partners to comply with applicable environmental laws in their business operations.

Privacy

The United States and many other countries have enacted privacy laws, which set out the rules for protecting an individual’s personal data.  Garmin strives to protect the reasonable privacy expectations of its customers, associates and other business partners.

We each have a duty to comply with Garmin’s privacy and information security requirements if personal data is collected, shared, stored, processed or transmitted.  If you have questions or concerns about privacy matters, consult Garmin’s Legal Department.

Public Disclosure of Information

Garmin’s securities are publicly traded.  As a result, Garmin must comply with various securities laws governing public disclosure of information to investors and the public.  These laws are designed to promote transparency in the U.S. financial markets.

If you are responsible for preparing the reports that Garmin submits to the U.S. Securities and Exchange Commission or contributing information for such reports, you must ensure that the company’s disclosures are accurate, complete and fair.

Because of these disclosure requirements, only a small number of associates authorized by Garmin may make public statements on behalf of Garmin.  If a reporter or other third party calls you regarding Garmin business, refer the caller to Garmin’s Investor Relations Manager or Chief Financial Officer.

Q:  My manager has asked me several times to meet for a drink after work.  Each time, I have refused, but he/she continues to ask.  I am concerned this may hurt my career.  What should I do?

A:  If you have concerns, contact your local Human Resources representative.

Q:  We are using a low-cost supplier for Garmin parts.  The supplier offers good quality, reliable delivery and great prices, but I am uncomfortable with the working and living conditions it provides to its workers.  What should I do?

A:  Immediately report the matter to your manager for investigation.  Garmin’s reputation depends on doing business with suppliers and other business partners who treat their workers fairly and responsibly.

Q:  I am disabled and have been asked to attend an offsite team-building meeting at a site that is not wheel-chair accessible.  What should I do?

A: Reasonable accommodations will be made to provide you with access and full participation in the meeting.

Treat All Members of the Garmin Team Fairly

Openness, Honesty and Respect

We work as a team and treat each other fairly.  We strive to be open, honest and respectful in sharing our ideas and thoughts and in receiving input from others.

Diversity

Garmin supports a diverse work force at all levels of the company.  We strive to support the cultural and ethnic diversity of our workforce in order to promote a cooperative and productive work environment.  We believe a diverse group of colleagues is valuable to Garmin’s ability to create innovative new products and services.

Equal Employment Opportunities

Garmin is committed to providing equal employment opportunities to all qualified associates and applicants.  We do not unlawfully discriminate on the basis of race, color, sex, sexual orientation, religion, national origin, marital status, age, disability or veteran status in any personnel practice, including recruitment, hiring, training, promotion and discipline.  We take allegations of harassment and unlawful discrimination seriously and address all concerns raised regarding this policy.  Please refer to the “EEO Policies” section of Garmin’s Associate Handbook for more details.

Anti-Harassment

Garmin does not tolerate conduct that creates an offensive or intimidating work environment, such as (a) racial, religious, sexual or ethnic jokes or comments; (b) unwelcome sexual advances or inappropriate physical contact; or (c) unwelcome sexually-oriented gestures, pictures, statements or jokes.  Please refer to the “Non-Harassment” and “Sexual Harassment” sections of Garmin’s Associate Handbook for more details.

Safety and Health

Garmin believes a clean and safe work environment is important to all associates, as well as to Garmin’s business operations.  We comply with safety laws and appropriate standards that apply to Garmin’s business.  Please refer to Garmin’s Safety and Security Handbook for more details.

Q:  I have occasionally overheard my co-workers making racial and sexual comments.  I know the comments aren’t right, but I don’t want to be viewed as a non-team player or lose my job.  What should I do?

A:  Racial and sexual comments of any kind are unprofessional and likely to offend others.  They are also often illegal.  Garmin does not tolerate comments by its employees, customers or suppliers that are racial or sexual in nature or which are offensive, vulgar or belittling of others.  That is not our culture and is unacceptable.  Employees who encounter such situations should contact senior management or file an anonymous report using the procedures in the Code of Conduct.  All good faith reports are investigated immediately.  Garmin does not allow retaliation against employees who in good faith report concerns under the Code.

Q:  My spouse owns a small printing company and has asked me whether he can market its services to Garmin.  How should I respond?

A:  So long as neither you nor your spouse uses your Garmin relationship to influence in any way the outcome of the marketing activity, this is acceptable.  However, you must first disclose to Garmin management that the proposed printing supplier is owned by your spouse and you cannot be involved in or influence Garmin’s selection of a printing company.

Q:  My son recently graduated from college and will have to move back home if he does not find employment soon.  He said he might enjoy working at Garmin.  How can I help him explore opportunities that might be available?

A:  Your child is free to apply for a job at Garmin.  You may not, however, use your position to influence the hiring process in any way.  If your child is hired by Garmin, he may not report to you.

Q:  At Garmin, I am a software engineer developing software for our automotive products.  May I work on my own time to develop software for other companies?

A:  No.  Generally, you are prohibited from engaging in any outside employment that is substantially similar to your job at Garmin.

Q:  My spouse works for a large company that makes GPS devices and competes with Garmin.  Is that a conflict of interest?

A:  It may be, depending on your spouse’s position.  You should disclose this relationship to your manager.  You also should be especially careful to protect Garmin’s proprietary and confidential information.

Q:  I own stock in a Garmin competitor.  Does that create a conflict of interest?

A:  Not necessarily – it depends on the amount of stock that you own.  A small financial interest in a competing public company does not necessarily result in a conflict of interest.  Owning shares of a mutual fund that invests in a competitor’s securities is also not considered a conflict of interest.

Q:  One of Garmin’s outside service providers invited my spouse and me to dinner and a concert.  May I accept?

A:  You must use discretion and good judgment when accepting gifts or entertainment in business settings.  In most cases, it is acceptable to attend cultural and sporting events and to have occasional reasonable business meals with customers and suppliers so long as they are not too frequent and the expense is not excessive.

Q:  I travel around the world on Garmin business.  May I keep the non-cash benefits I receive from Garmin business travel (such as frequent flyer credits) and use them for personal travel?

A:  Yes.  You may keep frequent flyer credits and use them for personal travel.  However, you may not influence or change the travel plans made by Garmin’s authorized travel agents to receive these benefits.

Q:  I am traveling to Germany for Garmin business.  My spouse, who is not a Garmin employee, would like to accompany me.  The supplier that I am visiting has offered to pay my spouse’s travel expenses.  May I accept?

A:  No.  You are responsible for expenses generated by having your spouse travel with you.

Q:  May Garmin employees give gifts of value to the company’s distributors and suppliers?

A:  In most circumstances, Garmin employees may give inexpensive promotional items or gifts.  Garmin employees may not, however, give gifts to any distributor or supplier that may influence, or create the appearance of an attempt to influence, the judgment of the supplier or distributor in its business dealings with Garmin.

US Federal Government Mandatory Disclosure Requirements

As a government contractor providing its commercial products and services to Federal agencies, Garmin is subject to certain heightened ethics requirements.  The Federal Acquisition Regulation (“FAR”) rules on mandatory disclosure and ethics and compliance require Garmin, in certain circumstances, to disclose evidence of violations of criminal laws by a principal, associate, agent or subcontractor and to implement certain internal controls within the Company.

These Government Contractor Compliance rules require, for contracts and solicitations after Dec. 12, 2008, the insertion of the clause at FAR 52.203-13, Contractor Code of Business Ethics and Conduct, in all contracts in which the value of the contract is expected to exceed $5 million and the performance period is 120 days or more (a "covered contract").

Garmin, through its Legal Department, is required to make timely disclosures to the agency Office of the Inspector General and/or the Federal government contracting officer or other prescribed Federal official when the Company has credible evidence that a principal, employee, agent or subcontractor, in connection with the award, performance, or closeout of a Federal government contract or subcontract:  (i) has committed a violation of federal criminal law involving fraud, conflict of interest, bribery, or gratuity violations in Title 18 of the U.S. Code; (ii) has committed a violation of the civil False Claims Act; or (iii) the Company has received a significant overpayment by the government in connection with a Federal government contract.  The rule also creates a basis for suspension and debarment from contracting if Garmin fails to timely disclose credible evidence of violations.

Garmin is required to, and does, have in place a written Code of Business Conduct and Ethics (this document) and certain internal controls.  This Code of Business Conduct and the internal controls are intended to be reasonable and effective efforts to, among other things, prevent the hiring or promotion as a principal any person whom due diligence would have exposed as having engaged in conduct that conflicts with Garmin's code of business ethics and conduct; prevent the Company from doing business with subcontractors with poor records of business integrity and ethics; and promote training for subcontractors and agents as appropriate.

It is important for all associates to be aware of, and to comply with, these requirements.  Managers and associates should direct questions and report violations to the Legal Department or the anonymous hotline.

Avoid All Conflicts of Interest

Conflicts of interest arise when the personal or family interests of a Garmin associate influence – or even appear to influence – his or her ability or judgment to act in the best interests of Garmin.  We avoid taking any actions or acquiring interests that may make it difficult to perform our work for Garmin in an objective and effective manner.

When conducting business with third parties on behalf of Garmin, we act in a fair and objective manner, without favor or preferences based upon personal considerations.

Competing or Doing Business with Garmin

As Garmin associates, we do not engage in activities that compete with Garmin’s current or proposed products or services.  We do not own a significant interest in any business that does or is seeking to do business with Garmin.  Other situations that may cause conflicts of interest include, among other things, a close relative who works for a Garmin business partner or competitor or as a consulting or part-time position with such company.

Improper Personal Benefits

Conflicts of interest may arise if we accept any personal benefit that is or could be interpreted as being given to us because of our ability to influence a Garmin decision.  Other examples of improper personal benefits that may lead to conflicts of interest include:

•	Using Garmin property or equipment for non-Garmin uses;

•	Using business opportunities discovered through our work at Garmin that may result in personal gain for us or for an immediate family member or other person with whom we have a close relationship; or

•	Accepting or offering any entertainment, gifts, favors or other payments that could be viewed as a bribe.

In both the performance of our duties for Garmin and our outside activities, we seek to avoid the appearance of, as well as an actual, conflict of interest.  If you have a concern about a possible conflict of interest, talk  with your immediate supervisor or Garmin’s Legal Department.  Any possible conflict of interest must be discussed – a failure to disclose a possible conflict is a violation of Garmin policy.  Please refer to the “Conduct & Discipline Policies – Protection of Garmin Property” section of Garmin’s Associate Handbook for more details.

Q:  How can I determine whether Garmin information is confidential and proprietary if it is not labeled as such?

A:  You should assume the information is confidential and proprietary.  You may then contact your manager or Garmin’s Legal Department to help you determine whether the information is confidential and proprietary.

Q:  I discovered a misuse and possible infringement of Garmin’s trademark on the Internet.  What should I do?

A:  To protect Garmin’s rights, you should promptly report the possible misuse and infringement to Garmin’s Legal Department.

Q:  A distributor’s finance manager asked for information about Garmin’s sales and financial control procedures for an analysis her company is preparing.  May I release this information?

A: No.  Requests for Garmin financial records must be reviewed on a case-by-case basis.  The release of unauthorized financial information could lead to violation of securities and antitrust laws.  You should contract Garmin’s Legal Department for guidance.

Q:  I am leaving Garmin to start my own business.  Does my duty to protect Garmin proprietary information end because I no longer work for Garmin?

A: No.  You may not use or disclose Garmin proprietary information even after you are no longer employed by Garmin.

Protect Garmin’s Assets and Reputation

Use and Protection of Funds and Property

We are responsible for developing, using and protecting Garmin’s assets, including funds, property (both physical and intellectual) and Garmin’s reputation.  We wisely use and protect Garmin’s assets to prevent loss, theft or unauthorized users.

We use Garmin’s assets, including its buildings, equipment, computer and communication systems, to further develop Garmin’s business.  On an occasional and limited basis, we may use computer, printer and communications systems for personal business, so long as there is no negative impact on Garmin’s business and our co-workers are not distracted.

At all times, we use good judgment and common sense and conduct ourselves ethically, lawfully and professionally.  Garmin respects associates’ privacy, but we should not assume that our desk, work station or use of computer or telephone equipment is private or confidential.  Garmin has the right, subject to local laws, to review any material sent, received or stored on its electronic information exchange systems.  In using these company assets and systems, we do not create, access, store, print, solicit or send any material that is intimidating, harassing, threatening, abusive, sexually explicit or otherwise offensive or inappropriate, nor do we send any false, derogatory or malicious communications.

Maintaining Proprietary Information

Proprietary information is knowledge that Garmin has determined must not be disclosed to others, except as required by law or permitted by company policy.  Proprietary information includes all non-public information that might be useful to Garmin’s competitors or harmful to the company or its customers, including:

•	Product research and development materials, such as unpublished patent applications, source code, and product design documents;

•	Associate, customer, stockholder and supplier information;

•	Confidential manufacturing processes or procedures;

•	Business concepts, strategies and results, including market plans, pricing and financial information;

•	Information regarding Garmin’s potential acquisitions or divestitures; and

•	Garmin’s financial outlooks and projections.

Proprietary information is often in digital form, stored on laptop computers, handheld computers, desktops and portable storage devices.  We take personal responsibility to safeguard our electronic devices from theft, unauthorized disclosure or changes.  To protect Garmin’s reputation and its investment in proprietary information, we must understand and comply with Garmin’s security policies and procedures.  Disclosure of proprietary information could harm Garmin, from both a competitive and a financial standpoint.  It also could embarrass Garmin associates, customers, suppliers and business partners.

When a legitimate business need to disclose Garmin’s proprietary information arises, a legally binding non-disclosure agreement may be appropriate.  Consult with Garmin’s Legal Department in these situations.

Representing Garmin

We are responsible for upholding Garmin’s core values reflected in this Code.  We have a duty to uphold Garmin’s reputation and refrain from disclosing sensitive information about Garmin or any of our colleagues, business partners or competitors  When speaking at a meeting or other public setting or posting information on the Internet, we must clarify that we are expressing our own views and not those of Garmin, unless, of course, we are asked to speak as an authorized representative of Garmin.

Records Retention

You are expected to become familiar with Garmin’s policies regarding records retention and disposal of Garmin documents and to strictly adhere to those procedures as outlined in the policies.

If a Garmin associate has reason to believe, or Garmin informs an associate, that Garmin records may be relevant to a pending or anticipated litigation matter or government investigation or proceeding, then the Garmin associate must preserve those records until Garmin’s Legal Department determines that the records are no longer needed.

If there is any question as to whether a  particular Garmin record should be maintained, a Garmin associate should seek guidance from Garmin’s Legal Department.

Cooperation With Investigations

At all times and in all circumstances, all associates are expected to and must pay particular attention to conducting themselves and Garmin’s business according to the highest standards of business ethics.

Associates are expected and required to cooperate with all internal investigations and must not destroy or alter any documents or electronic records, lie to or mislead an investigator or obstruct the collection of information relating to an investigation or any legal action brought on behalf of, or against, the Company.  Any questions about whether a document or record may be disposed of, or whether it is required to be preserved, should be brought to the Legal Department before disposing of, destroying or releasing the document or record.  It is Garmin's policy to provide full cooperation with government investigators and law enforcement officials.  All inquiries, requests or demands for information from external investigators must be immediately referred to the Legal Department. The Legal Department will coordinate all responses to external investigators' questions.  Failure to cooperate with legitimate investigations will result in disciplinary action, up to and including termination.

Asking Questions and Raising Concerns

This Code of Conduct applies to all Garmin associates, directors, independent contractors and agents.  It is our guide and worldwide point of reference for upholding our core values.  Each of us is responsible for understanding this Code of Conduct and complying with it.

Duty to Report Possible Violations

We all have a duty to ensure that Garmin business is conducted with integrity and professionalism.  If we know of, observe, suspect or otherwise become aware of a violation of Garmin policy or this Code, we immediately must report that concern using one of the three methods described in the following paragraph.

How to Seek Guidance and Report Concerns

This Code cannot address every issue or situation we may face as Garmin associates.  If you are concerned about questionable conduct or wrongdoing at Garmin, you must report the information using one of three options:

(1)	Talk with your immediate supervisor or with any other member of Garmin’s management team;

(2)	Discuss your concerns with the internal groups who handle such ethical issues at Garmin: the Legal Department, Human Resources Department or the Audit Committee of Garmin's Board of Directors, or

(3)	Report your concerns via the Compliance Hotline (see page 26)

Garmin handles all reports seriously and discreetly, carefully investigates the matter and takes appropriate action.

Non-Retaliation and Whistleblower Protections

Federal law provides certain whistleblower protections to all employees of government contractors.  No employee shall be discharged, demoted or otherwise discriminated against as reprisal for disclosing information to the Company, a Member of Congress or an authorized official of an agency or of the Justice Department, relating to a substantial violation of law under a Federal government contract (including the competition for or negotiation of a contract).  Any restrictions imposed by an employee agreement or nondisclosure agreement shall not supersede employees’ whistleblower rights under Federal law.

Any associate who in good faith reports a possible violation of this Code will not be subject to dismissal or retaliation of any kind. Garmin will not tolerate reprisals against people who in good faith report concerns or ask questions about possible violations Garmin policy or this Code of Conduct.

Garmin will discipline any associate who attempts to retaliate.  Similarly, Garmin will discipline any associates who knowingly make a false report of a possible violation for the purpose of harming another individual.

If you believe you have been the victim of retaliatory action for reporting possible violations of the Code, you should contact a local representative in the Human Resources Department or Garmin’s Legal Department.

What Happens When an Integrity Concern is Raised

Garmin investigates all reports of misconduct, including those made anonymously.  First, Garmin forms an investigation team comprised of experts with the right knowledge and objectivity to investigate the concern.  The investigation team determines the facts through interviews and/or document review.  If necessary, the team recommends corrective actions to the appropriate managers.  Finally, the team provides feedback to the person raising the concern, if possible and appropriate.

Penalties for Violations

Garmin associates who violate this Code – or the spirit of this Code – are subject to disciplinary action up to and including termination of their employment.  Misconduct that may result in discipline includes:

•	Asking others to violate Garmin policy or this Code of Conduct

•	Failing to promptly raise a known or suspected violation of Garmin policy or this Code of Conduct

•	Failing to cooperate in Garmin investigations of possible violations

•	Retaliating against another associate for raising a concern

•	Failing to demonstrate leadership, professionalism and diligence to ensure compliance with Garmin policy, this Code of Conduct and the law

•	Attempting to influence or mislead Garmin investigations of possible violations

Waivers

In certain situations, Garmin may find it appropriate to waive a provision of the Code.  To request a waiver, please speak with Garmin’s Ethics Officer, who will consider the request in consultation with Garmin’s Legal Department and others.

Waivers of this Code for Garmin directors or executive officers may be made only by the Audit Committee of Garmin’s Board of Directors, and must be promptly disclosed to the public as required under applicable securities laws and/or applicable NASDAQ rules.

Conclusion

Garmin’s success depends on you.  We must all make a commitment to conduct Garmin’s business with uncompromising integrity and in compliance with applicable laws and regulatory requirements.  This Code is not an employment contract and confers no rights relating to employment.

Ultimately, we are each responsible for our own conduct.  None of us should ever commit dishonest, destructive or illegal acts – even if directed to do so by a manager or co-worker.

Appendix:  Which Law Applies?

Garmin conducts business around the world.  Our associates are citizens of many different countries, and our operations are subject to the laws of many countries, provinces, states and municipalities.  There may be a conflict between the applicable laws.  If you encounter such a conflict, you must immediately consult with Garmin's Legal Department to understand how to properly resolve that conflict.

INDEX OF CONTACT INFORMATION

The toll-free numbers for our Compliance Hotline are as follows:

USA and Canada	866-514-9669
Australia	1-800-339276
Austria	0800-291870
Belgium	0800-77004
Brazil	0800-8911667
China (Beijing)	10-800-712-1239
China (Shanghai)	10-800-120-1239
Denmark	80-882809
Finland	0800-1-14945
France	0800-902500
Germany	0800-1016582
Italy	800-786907
Poland	00-800-1211571
Portugal	8008-12499
Spain	900-991498
Sweden	###-##-####
Switzerland	0800-562907
Taiwan	00801-13-7956
United Kingdom	08-000328483

The internet URL for making a report is www.garmin.ethicspoint.com

Annual Certification

Your Annual Acknowledgement of the Code of Conduct

Garmin requires all employees to review and understand the Code.  Once each year, Garmin will send you an electronic copy of the Code (which may be updated and supplemented by the company from time to time) and an annual acknowledgement form.  As a condition of your employment, you must acknowledge that you received a copy of the Code of Conduct and that you have read it and understand its rules.  New employees will sign an acknowledgement when they start working for Garmin.

Your annual acknowledgement confirms that:

•	You have reviewed the Code;

•	You understand that Garmin expects you to comply with all of the rules of the Code; and

•	To the best of your knowledge, you have not violated any of the rules in the Code